Exhibit 99.89

Cybin Launches EMBARK and Co-Sponsors First Clinical Trial to Treat

Frontline Clinicians Experiencing COVID-Related Burnout and Distress with

Psychedelic-Assisted Psychotherapy

--EMBARK is a ground-breaking psychotherapy model that integrates leading clinical approaches to promote supportive healing with psychedelic medicine --

TORONTO--(BUSINESS WIRE)--June 8, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it will co-sponsor a randomized, placebo-controlled trial of psychedelic-assisted psychotherapy with psilocybin for frontline clinicians experiencing COVID-related distress. The study will aim to treat symptoms of depression, anxiety, burnout and post-traumatic stress among frontline doctors, nurses and healthcare professionals.

Cybin has formed a strategic collaboration with the University of Washington to help sponsor the trial, which will be led by Dr. Anthony Back. The study will be hosted in Seattle, a city hit hard with an early coronavirus outbreak.

"There is tremendous potential in a collaboration between the University of Washington and Cybin to move the field forward, and this project is an incredibly valuable initial step towards a productive future," said Dr. Anthony Back, who will serve as Primary Investigator to the clinical trial.

To support the initiative, Cybin's Chief Clinical Officer, Alex Belser, PhD and Bill Brennan, PhD (candidate) developed EMBARK. The development of EMBARK has been guided by leading process evidence for the clinical efficacy of psychedelic-assisted psychotherapy and demonstrated theories of therapeutic action to support healing. EMBARK was designed as a transdiagnostic psychotherapy model that can be adapted to address a range of clinical indications and populations.

"Our nation's doctors, nurses and clinicians have been shouldering the burden of COVID-19 by taking care of the sickest among us. They're experiencing high levels of anxiety, depression and burnout. Now it's our turn to help them," said Dr. Alex Belser, Cybin's Chief Clinical Officer.

"We are sponsoring research to see if psychedelic medicine, when used with EMBARK's supportive therapy, can help clinicians recover from COVID-related distress."

Dr. Anthony Back is a recognized leader in the fields of palliative care and oncology. He is a board-certified physician at the University of Washington, Founding Co-director of the University of Washington Center for Excellence in Palliative Care, and a University of Washington professor of Oncology and Medicine. He is triple board certified in Hospice and Palliative Medicine, Medical Oncology and General Internal Medicine. He was the principal investigator for the National Cancer Institute-funded Oncotalk interventions, which enabled the founding of the nonprofit VitalTalk, co-wrote Mastering Communication with Seriously Ill Patients, produced the first iPhone app for clinician communication skills, and is a Contemplative Studies Fellow of the Mind and Life Institute. His clinical and research interests include patient-physician communication and quality of life in palliative care. Dr. Back earned his medical degree at Harvard Medical School.

"For more than a year now, frontline clinicians and healthcare professionals have made immeasurable sacrifices to protect public health in their communities. We consider it an honor and our duty to now help support their own healing processes, post-COVID-19. We are also delighted and proud to launch EMBARK, a ground-breaking psychotherapy model aimed at delivering best-practice, supportive healing in conjunction with psychedelic therapeutics. We look forward to working with and supporting Dr. Anthony Back on this important program," said Doug Drysdale, CEO of Cybin. Inc.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release may include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com